18001314

SECU

Washington, D.C. 20549

Securities and Exchange

FEB 27 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ducera Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins (603) 216-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

2 Logan Square – Suite 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

E.O.

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Kramer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ducera Securities LLC for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael A. Kramer
Signature

CEO
Title

Subscribed and sworn
to before me

Michael L. Feinberg

MICHAEL L FEINBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FE6358191
Qualified in New York County
My Commission Expires 05-08-2021

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Index
December 31, 2017

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ducera Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ducera Securities, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.
February 23, 2018

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	96,837
Accounts receivable, net of allowance for doubtful accounts of $5,708		120,000
Other assets		5,888
Total assets	$	222,725
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,923
Due to affiliate		63,950
Total liabilities		75,873
Member's equity		146,852
Total liabilities and member's equity	$	222,725

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Ducera Securities LLC (the "Company"), a wholly owned subsidiary of Ducera LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware on May 18, 2015. On February 11, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer providing advisory services on mergers, acquisitions, divestitures, restructuring, defensive strategies, joint ventures, capital raising activities, private placements, and similar transactions, activities and strategies.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
The Company recognizes revenue by way of fees for retainers and transaction success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

In connection with a bankruptcy settlement with a client, the Company received 1,500 Class B units (the "Units") valued at $50,000 per the LLC Agreement. At December 31, 2017, the Units were transferred to Ducera Partners LLC (the "Affiliate") with no gain or loss recognized.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2017, the allowance for doubtful accounts was $5,708.

3. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a single member limited liability company ("LLC") that is treated as a disregarded entity. The Company's owner, the Parent, is an LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal and state income tax at the entity level, but is subject to local taxes which are based on income. The Parent is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

4. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Affiliate, also owned by the Parent, whereby the Affiliate provides accounting, administrative, office space, human resources and other services. During the year ended December 31, 2017, the Company, pursuant to the Expense Sharing Agreement, incurred $170,467 of expenses, included in the accompanying statement of operations. At December 31, 2017, the Company owes the Affiliate $63,950, which is included as a liability in the accompanying statement of financial condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Concentrations

A single engagement accounted for approximately 57% of the Company's revenue in 2017.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $20,964, which exceeded the required net capital of $5,058 by $15,906.

The Company does not hold customers' cash or securities and, therefore, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

7. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2017 and determined that there are no material events that would require additional disclosure in the Company's financial statements.

Ducera Securities LLC

(A wholly owned subsidiary of Ducera LLC)
Financial Statements
December 31, 2017